Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Statum Systems, Inc
8 Pleasant Street South
Natick, MA 01760
https://www.statumsystems.com/

Up to $534,999.60 in Common Stock at $1.20
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Statum Systems, Inc
Address: 8 Pleasant Street South, Natick, MA 01760
State of Incorporation: DE
Date Incorporated: September 12, 2018

Terms:

Equity

Offering Minimum: $9,999.60 | 8,333 shares of Common Stock
Offering Maximum: $534,999.60 | 445,833 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.20
Minimum Investment Amount (per investor): $249.60

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incenctives and Bonsuses

Loyalty Bonus (Audience Based Perk):

Investors that participated in the first Statum campaign on StartEngine get 10% bonus shares.

__Time-Based:__

Friends and Family Early Birds

Invest within the first 5 days and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first 10 days and receive 10% bonus shares

Early Bird Bonus

Invest within the first 15 days and receive 5% bonus shares

__Amount-Based:__

$500+

Bronze

Invest $500+ to receive 2% bonus shares

$750+

Silver

Invest $750+ to receive 3% bonus shares

$1,000+

Gold

Invest $1,000+ to receive 5% bonus shares

$5,000+

Platinum

Invest $5,000+ to receive 10% bonus shares and membership in the Statum Investors Club. Members receive written quarterly investor updates from the Statum management team, and an annual management online webinar with open Q&A for club members.

$25,000+

Diamond

Invest $25,000+ to receive 15% bonus shares and a one day ski clinic with Statum Systems Co-Founder and Olympic downhill ski racer Dr. Arman Serebrakian.

Terms: Investor is responsible for own travel & living expenses. Statum provides the lift ticket, lunch and a one day on-slope clinic with Dr. Arman Serebrakian. Date and location to be mutually agreed between investor and Dr. Serebrakian.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Statum Systems Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.20/ share, you will receive and own 110 shares for $120.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus (Investors that participated in the first Statum campaign on StartEngine get 10% bonus shares) in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Statum Systems, Inc ("Statum Systems" or the "Company") was incorporated on September 12, 2018, as C-Corp under Delaware law. The Company is headquartered in Massachusetts. The Company was previously organized as Jybird Inc. in the state of Delaware. The Company is in the pre-revenue stage of development.

Founded by medical professionals from world-renowned medical centers in Boston, MA, we believe Statum Systems solves a critical problem plaguing healthcare today:

rampant inefficiencies and life-threatening errors due to reliance on fragmented communication and collaboration systems.

Medical miscommunication is a leading cause of preventable medical errors and creates over $11 Billion of annual loss for US hospitals. Most caregivers rely on smartphone apps for messaging and convenience, pagers for ubiquitous reach, collaboration tools for sharing, and enterprise medical systems for key data. Caregivers constantly toggle between these different devices and applications—compromising patient care, disrupting workflow, and causing mistakes and redundancies. This cumbersome workflow can result in breaches in data security and HIPAA compliance.

Most prior attempts at unified medical messaging systems have failed to gain widespread adoption. Why? Because pagers are still used in nearly 80% of hospitals due to their un-equaled reach and reliability, even when public networks are down or over-crowded. Smartphones don't receive pager frequencies, so medical professionals need multiple devices. Statum Systems has patent-pending technology that solves this problem, adding high-reliability pager services directly into our solution.

We believe that we can offer the only solution that combines cellular, WiFi, and paging communication networks, eliminating the need for multiple devices. We deliver an enterprise-class collaboration that can access online patient and medical professional data – enabling rapid two-way communications with the right people, at the right time, and with the right information. We believe StatumHEALTH™, with its unique Patient Care Sessions, enables faster, better patient care and outcomes while eliminating the day-to-day frustrations of medical professionals. We include an optional pager- enabling hardware component – StatumCONNECT™ – eliminating any need for separate pager devices and integrating high-reliability broadcast pager messages into a single multi-modal system. Our intuitive user interface and collaboration sessions, developed with input from MD and nurse hands-on advisory boards, simplify use and accelerate adoption.

Competitors and Industry

Statum competes in the medical communications applications market, serving hospitals and medical practices. Our competition ranges from (1) simple instant messaging apps to (2) systems that require dedicated mobile phones or VOIP devices to (3) pagers to (4) cloud-based messaging systems.

We believe the StatumHEALTH™ platform is the only solution that enables medical professionals to use their own personal smartphone devices as a unified interface into all hospital communication network(s) and critical information systems and databases while protecting their privacy, maintaining HIPAA compliance, and still enabling them to receive critical pager messages in real-time on their smartphone when and where wi-fi or cellular service is not available.

Currently, medical professionals are required to use multiple devices. They use pagers for critical communications that absolutely must be received; they use hospital-issued phones for unique communication and messaging applications that only work with those special purposed voice-over-IP (VOIP) phones; they access hospital systems, such as electronic medical records by accessing a hospital terminal or using a hospital-issued special-purpose tablet. Our StatumHEALTH™ solution unifies these communications so the caregiver only needs to use one device to make all their communications. In the background, StatumHEALTH™ is connecting to the hospital systems so that special-purpose applications are not necessary.

Current Stage and Roadmap

Current Stage:

Statum Systems is at the beta-test phase of product development. The software components of StatumHEALTH are fully developed, functional, and tested. There is a working and tested prototype of the hardware card. StatumHEALTH has completed two cycles of internal testing by medical professionals unaffiliated with Statum Systems.

Roadmap:

StatumHEALTH is beginning the beta test process at Baystate Health, a five-hospital medical center serving Massachusetts. We estimate the Beta Test phase will last for three to six months in 2022 and we plan to launch the first commercial release of StatumHEALTH by year-end.

Upon receipt of adequate funding, Statum will be focused on the following roadmap deliverables:

- The deployment of an enterprise-class sales and support team, enabling direct sales to hospitals, medical centers, and larger medical practices in the US;

- The establishment of partnerships with complementary solution providers, such as paging service providers or medical application platform vendors, to facilitate access to potential customers.

- Integration to the leading Electronic Health Record (EHR) systems to enable access to patient information;

- Integration to leading medical scheduling and directory applications to enable Statum users one-step access to reaching the right person at the right time.

- In-depth data analytical functions are driven by AI-based machine learning algorithms. This will enable StatumHEALTH users to identify trends and areas for productivity improvement, compare performance across departments and against other institutions, and improve workflow efficiency and caseload management.

The Team

Officers and Directors

Name: Frederick Lizza

Frederick Lizza's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer
  Dates of Service: March 04, 2020 - Present
  Responsibilities: Strategic and operational leadership of the company. Mr. Lizza receives a salary of $200,000. Mr. Lizza has been granted stock options for 300,000 shares of common stock.

- **Position:** Director
  Dates of Service: May 07, 2020 - Present
  Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:

- **Employer:** Strategic Claim LLC
  Title: Chief Executive Officer
  Dates of Service: February 28, 2018 - January 17, 2020
  Responsibilities: Strategic and operational leadership of the company

Other business experience in the past three years:

- **Employer:** Freestyle Solutions
  Title: Chief Executive Officer
  Dates of Service: December 10, 2010 - January 31, 2018
  Responsibilities: Strategic and operational leadership of the company

Name: Ara Nazarian

Ara Nazarian's current primary role is with Harvard Medical School. Ara Nazarian currently services 8 (20% of time) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder
  Dates of Service: September 10, 2018 - Present
  Responsibilities: Strategic, Scientific and Medical knowledge input to Statum Systems. Mr. Nazarian receives cash compensation of $60,000 annually and owns 1,000,000 shares of common stock. Mr. Nazarian is a part-time employee of Statum Systems. Mr. Nazarian works 8 hours per week at Statum Systems.

- **Position:** Chairman of Board of Directors
  Dates of Service: September 14, 2018 - Present
  Responsibilities: Participate as a leader and member of the Statum Systems Board of Directors

Other business experience in the past three years:

- **Employer:** Statum Systems Inc.
  Title: Chief Executive Officer
  Dates of Service: September 10, 2018 - March 04, 2020
  Responsibilities: Strategic and operational company leadership

Other business experience in the past three years:

- **Employer:** Harvard Medical School
  Title: Associate Professor of Orthopedic Surgery
  Dates of Service: January 01, 2005 - Present
  Responsibilities: Training medical students on orthopedic surgery

Other business experience in the past three years:

- **Employer:** Beth Israel Deaconess Medical Center (Affiliated with Harvard Medical School)
  Title: Principal Investigator
  Dates of Service: September 01, 2008 - Present
  Responsibilities: Orthopedic medical research

Name: Per Suneby

Per Suneby's current primary role is with Sternhill Associates, LLC. Per Suneby currently services 13 (1/3 of time) hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Senior Vice President of Corporate Development
  Dates of Service: August 03, 2018 - Present
  Responsibilities: Lead client development and strategic partnering initiatives. Mr. Suneby receives compensation of $90,000 annually, 50% of which is deferred. Mr. Suneby has been granted stock options for 125,000 shares of common stock. Mr. Suneby is a part-time employee of Statum Systems. Mr. Suneby works 13 hours per week at Statum Systems.

- **Position:** Director
  Dates of Service: August 03, 2018 - Present
  Responsibilities: Provide strategic and operational guidance to the CEO, officers

and company

Other business experience in the past three years:

- **Employer:** LiquidPiston, Inc.
  Title: Member of Board Directors, Sr. VP of Corporate Development
  Dates of Service: March 01, 2016 - Present
  Responsibilities: Full participation as a member of the Board of Directors, Strategic Advisor, Partnering and business development

Other business experience in the past three years:

- **Employer:** Sternhill Associates, LLC
  Title: Managing Director
  Dates of Service: August 03, 2015 - Present
  Responsibilities: Advisor to early stage businesses

Name: Stephen Okajima

Stephen Okajima's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Technology Officer
  Dates of Service: September 18, 2018 - Present
  Responsibilities: Lead the company's technology and product development efforts. Mr. Okajima receives a salary of $36,000 annually and owns 1,000,000 shares of common stock.

- **Position:** Director
  Dates of Service: September 18, 2018 - Present
  Responsibilities: Participate in all Board of Director activities and decisions

Other business experience in the past three years:

- **Employer:** SurgiBox
  Title: Chief Technology Officer
  Dates of Service: June 20, 2018 - Present
  Responsibilities: Technology strategy

Other business experience in the past three years:

- **Employer:** Beth Israel Deaconess
  Title: Biomedical Engineer

Dates of Service: September 13, 2013 - Present
Responsibilities: Biomedical research

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $535,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our

management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We may never have an operational product or service
It is possible that there may never be a commercial version of StatumHEALTH or StatumCONNECT. It is possible that the failure to release the product is the result of a change in business model upon Company's making a determination that the business model, or some other factor, will not be in the best interest of Company and its stockholders/members/creditors.

Some of our products are still in prototype phase and might never be operational products
It is possible that there may never be a commercial version of StatumHEALTH or StatumCONNECT. It is possible that the failure to release either product is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
We have only manufactured a prototype for our StatumCONNECT product. Delays or cost overruns in the development of StatumCONNECT or failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, or changes to design. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The security type that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that StatumHEALTH and StatumCONNECT are good ideas, that the team will be able to successfully market and sell these products, that we can price them right and sell them to enough entities so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
We believe one of the most valuable components of the Company is our intellectual property portfolio. The Company's owns two trademarks and four patents. Competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may use of some of the capital of the Company.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, development, operations, finance and other areas. Depending on the economic environment and the Company's performance and available resources, we may not be able to attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly

in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Financing
The Company's ability to continue as a going concern in the future is dependent on its ability to generate future revenues and/or obtain financing to meet current and future obligations. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development and other activities, which could harm its business, financial condition and operating results.

The amount raised in this offering may include investments from officers and directors of the company or their immediate family members.
Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Ara Nazarian	1,000,000	Common Stock	19.08%
Aris Gregorian	1,000,000	Common Stock	19.08%
Arman Serebrakian	1,000,000	Common Stock	19.08%
Stephen Okajima	1,000,000	Common Stock	19.08%

The Company's Securities

The Company has authorized Common Stock, Convertible Notes Seed 1, Convertible Notes Seed 2, Convertible Notes Seed 3, Convertible Notes Seed 4a, Convertible Notes Seed 4b, Convertible Notes Seed 5, Convertible Notes Seed 5a, Convertible Notes Seed 5b, Convertible Notes Seed 5c, Convertible Notes Seed 5d, Convertible Notes Seed 6, and Convertible Notes Seed 6a. As part of the Regulation Crowdfunding raise, the Company will be offering up to 445,833 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,241,340 outstanding.

Voting Rights

1 vote per share. Please see Voting Rights of Securities Sold in this Offering.

Material Rights

<u>Voting Rights of Securities sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Stock Options

The total amount outstanding of 5,241,430 includes 879,519 shares to be issued pursuant to stock options issued.

The total amount outstanding of 5,241,430 includes 120,481 shares to be issued pursuant to stock options, reserved but unissued.

The common shares have no special or material rights. They are to share in proceeds of any liquidation on a pro-rata basis and may be subject to the terms of future Preferred Shares, if any were to be authorized and issued.

Convertible Notes Seed 1

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 1 are outlined below:

Amount outstanding: $550,000.00
Maturity Date: February 01, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000 or more or a >50% change in control

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 2

The security will convert into shares of preferred stock and the terms of the Convertible Notes Seed 2 are outlined below:

Amount outstanding: $225,000.00
Maturity Date: February 01, 2024
Interest Rate: 6.0%

Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of >$2 million

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 3

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 3 are outlined below:

Amount outstanding: $175,000.00
Maturity Date: February 01, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

Convertible Notes Seed 4a

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 4a are outlined below:

Amount outstanding: $150,000.00
Maturity Date: February 01, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of > $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000 valuation, or receive principal and interest at maturity.

Convertible Notes Seed 4b

The security will convert into Shares of preferred stock and the terms of the Convertible Notes Seed 4b are outlined below:

Amount outstanding: $85,000.00
Maturity Date: February 01, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $2,000,000.00
Conversion Trigger: A qualified financing of $2,000,000

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $2 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $2 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $2,000,000 valuation, or receive principle and interest at maturity.

Convertible Notes Seed 5

The security will convert into Preferred shares and the terms of the Convertible Notes Seed 5 are outlined below:

Amount outstanding: $120,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%

Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: A qualified equity financing of $2,000,000 or more

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $6,000,000 valuation, or receive principle and interest at maturity.

Convertible Notes Seed 5a

The security will convert into Preferred shares and the terms of the Convertible Notes Seed 5a are outlined below:

Amount outstanding: $215,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: A qualified equity financing of $2,000,000 or more

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $6,000,000 valuation, or receive principle and interest at maturity.

Convertible Notes Seed 5b

The security will convert into Preferred shares and the terms of the Convertible Notes Seed 5b are outlined below:

Amount outstanding: $25,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: A qualified equity financing of $2,000,000 or more

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $6,000,000 valuation, or receive principle and interest at maturity.

Convertible Notes Seed 5c

The security will convert into Preferred shares and the terms of the Convertible Notes Seed 5c are outlined below:

Amount outstanding: $100,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: A qualified equity financing of $2,000,000 or more

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $6,000,000 valuation, or receive principle and interest at maturity.

Convertible Notes Seed 5d

The security will convert into Preferred shares and the terms of the Convertible Notes Seed 5d are outlined below:

Amount outstanding: $80,000.00
Maturity Date: October 30, 2023
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $6,000,000.00
Conversion Trigger: A qualified equity financing of $2,000,000 or more

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $6 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $6 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $6,000,000 valuation, or receive principle and interest at maturity.

Convertible Notes Seed 6

The security will convert into Preferred shares and the terms of the Convertible Notes Seed 6 are outlined below:

Amount outstanding: $325,000.00
Maturity Date: October 30, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: A qualified equity financing of $2,000,000 or more

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $4 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $4 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $4,000,000 valuation, or receive principle and interest at maturity.

Convertible Notes Seed 6a

The security will convert into Preferred shares and the terms of the Convertible Notes Seed 6a are outlined below:

Amount outstanding: $200,000.00
Maturity Date: October 30, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $4,000,000.00
Conversion Trigger: A qualified equity financing of $2,000,000 or more

Material Rights

In the event of a qualified financing round or at the discretion of the holders, all principal and accrued but unpaid interest shall automatically convert into preferred stock of the same series issued in such Qualified Equity Financing at either (1) 85% of the share price sold in such round (2) price calculated based on a $4 million valuation cap.

In the event of a change in control, all principal and accrued but unpaid interest shall convert to common stock at a $4 million valuation cap.

In the event that a conversion has not occurred prior to the maturity date of the note, the holders of only this financing have the option to convert to common at $4,000,000 valuation, or receive principle and interest at maturity.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from conversion of the exisitng and future Convertible Notes to shares, a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of other instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Product development
  Date: January 09, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 4,000,000
  Use of proceeds: This was initial issuance of shares to founders. 1,000,000 shares to each of the 4 founders (Ara Nazarian, Stephen Okajima, Aris Gregorian, Arman Serebrakian)
  Date: September 10, 2018
  Offering exemption relied upon: Rule 701

- **Type of security sold:** Convertible Note
  Final amount sold: $150,000.00
  Use of proceeds: Product development and operating expenses
  Date: July 06, 2020

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $225,000.00
  Use of proceeds: product development
  Date: July 15, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $175,000.00
  Use of proceeds: product development
  Date: January 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $85,000.00
  Use of proceeds: product development
  Date: August 28, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $229,632.00
  Number of Securities Sold: 241,330
  Use of proceeds: Working capital
  Date: September 17, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $120,000.00
  Use of proceeds: Working capital
  Date: October 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $215,000.00
  Use of proceeds: Working capital
  Date: January 27, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $25,000.00
  Use of proceeds: Working capital
  Date: April 24, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $100,000.00
  Use of proceeds: Working capital
  Date: June 05, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $80,000.00
  Use of proceeds: Working capital
  Date: October 30, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $325,000.00
  Use of proceeds: Working capital
  Date: November 01, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $200,000.00
  Use of proceeds: Working capital
  Date: January 30, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Statum depends on raising additional financing to operate prior to revenue generation. If the Company were to raise the maximum amount under this raise, it could operate for an additional seven months. Statum Systems must either raise additional financing or generating revenue to continue to operate beyond that seven month period.

The Company is currently looking at alternate paths for raising capital, in addition to this crowdfunding campaign, including speaking with ptential new investors and venture capital firms.

Foreseeable major expenses based on projections:

The Company's major recurring expenses are compensation for its employees and 3rd party developers of approximately $ 65,000 per month and monthly operating expenses for rent, utilities and professional services (legal, accounting, etc.) of $10,000 per month.

The Company's major anticipated non-recurring expenses include $125,000 for engineering and testing services to take StatumCONNECT from prototype to final version, and $100,000 for initial production run of StatumCONNECT devices.

Future operational challenges:

Statum Systems needs to transition from a primary focus on product development to focusing on bringing our solution to market, in particular, building a pipeline of medical center and hospital potential clients. To accomplish that we need to recruit an additional team member whose primarily role is client-facing sales activities.

Future challenges related to capital resources:

Challenges relating to capital resources are:

- Raising capital without active clients, other than our Beta site. In particlar, continuing to raise capital so that we can reach the stage of generating revenue.

- Having adequate capital to retain current and attract future team members in a climate characterized by a limited pool of skilled talent and rapidly raising compensation costs.

- Keeping our monthly burn rate low in the face of pervavsive price inflation

Future milestones and events:

Key future milestones that will positively impact the Company and our financial position are:

1. Successful completion of beta testing at Baystate Health and conversion of Baystate to a paying client;

2. Building a pipeline of additional medical cener clients and converting a portion of them to paying clients;

2a - Hiring a sales executive responsible for delivering #2 above.

3. Raising $1 million in capital, in addition to the funds raised in this campaign.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Cash on hand and any additional funds raised in 2022. As of May 19, 2022, cash on hand is $105,000.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds we plan to raise in this campaign are critical to the company being able to continue operating, and will be a complement to funds raisied from current convertible note investors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds we plan to raise in this campaign are critical to the viability of the company. The company is planning to raise at least $1 million in capital in the next several months to add to the $105,000 cash on hand. The company believes that amount of funding will bring us to the point of commercial release of StatumHEALTH and StatumCONNECT, in last 2022 or early 2023.

Once the products are released, Statum will be generating revenue but will continue operating at a loss until we can build our base of recurring SAAS revenue high enough to generate profits and positive cash flow. Management estimates the company will require several million dollars additional financing to fund the addition of sales and client service team members in 2023 and beyond to fund the compant to break-even.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Currently, Statum's monthly cash burn rate is ~ $76,000 per month, the majority of which ($60,000) goes to employee compensation and to pay the third party software development operation. Since the minimum raise is $10,000, before fees, that would fund the company less than one week.

How long will you be able to operate the company if you raise your maximum funding goal?

A the current burn rate of $76,000 per month, raising the $535,000 maximum amount of funding under this campaign will fund the company for another roughly seven months, which will bring us through the end of 2022. As stated elsewhere in this document, the Company is simultaneously pursuing other sources of capital over the coming months to complement the funds raised in this campaign, so the runway could be quite a bit longer.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Potential future sources of capital include: additional Reg CF fundraises, funds invested by existing and additional angel investors, and funds invested by venture capital organizations. The Company is currently actively pursuing financing through all these potential channels. No other firm financing commitments have been received as of May 19, 2022.

Indebtedness

- **Creditor:** The company owes debt to multiple individual angel investors who hold convertible notes
  Amount Owed: $1,185,000.00
  Interest Rate: 6.0%
  Maturity Date: February 01, 2024
  The debt converts to equity upon a qualified equity financing of $2,000,000 or more, at either a discount of 15% from the qualified financing price or at a $2,000,000 valuation

- **Creditor:** The debt is held by multiple angel investors who hold Convertible Notes
  Amount Owed: $540,000.00
  Interest Rate: 6.0%
  Maturity Date: October 30, 2023
  The debt converts to equity upon a qualified equity financing of $2,000,000 or more, at either a discount of 15% from the qualified financing price or at a $6,000,000 valuation

- **Creditor:** The debt is held by multiple angel investors who hold Convertible Notes
  Amount Owed: $525,000.00
  Interest Rate: 6.0%
  Maturity Date: October 30, 2024
  The debt converts to equity upon a qualified equity financing of $2,000,000 or more, at either a discount of 15% from the qualified financing price or at a $4,000,000 valuation

- **Creditor:** Armen & Anita Serebrakian
Amount Owed: $10,000.00
Interest Rate: 6.0%
Maturity Date: February 12, 2024
Armen and Anita Serebrakian hold $35,000 in Convertible Notes, 6% interest, 15% discount. $10,000 of notes convert at a $2,000,000 valuation and have a maturity date of 2/1/2024.

- **Creditor:** Armen & Anita Serebrakian
Amount Owed: $25,000.00
Interest Rate: 6.0%
Maturity Date: October 30, 2023
Armen and Anita Serebrakian hold $35,000 in Convertible Notes, 6% interest, 15% discount. $25,000 of notes convert at a $6,000,000 valuation and have a maturity date of 10/30/2023.

- **Creditor:** Roubik Gregorian
Amount Owed: $25,000.00
Interest Rate: 6.0%
Maturity Date: February 01, 2024
Roubik Gregorian holds $25,000 in Convertible notes with a maturity date of 2/1/2024, 6% interest, 15% discount and a valuation cap upon conversion of $2,000,000.

- **Creditor:** Robert Farella
Amount Owed: $12,500.00
Interest Rate: 6.0%
Maturity Date: February 01, 2024
Robert Farella holds $12,500 of Convertible notes with a 6% interest, 15% discount, maturity date of 2/1/2024 and a conversion valuation of $2,000,000.

- **Creditor:** Per Suneby
Amount Owed: $25,000.00
Interest Rate: 6.0%
Maturity Date: October 30, 2024
Per Suneby holds $25,000 of Convertible notes with a 6% interest, 15% discount, maturity date of 10/30/2024 and a conversion valuation of $4,000,000.

Related Party Transactions

- **Name of Entity:** Armen & Anita Serebrakian
Relationship to Company: Family member
Nature / amount of interest in the transaction: Armen and Anita Serebrakian are parents of co-founder Arman Serebrakian., MD. Armen and Anita Serebrakian are holders of $35,000 of Statum Systems Inc. Convertible Notes

Material Terms: The Convertible Notes held by the related parties are under the same terms as all the other Convertible Notes issued in the same round. Armen and Anita Serebrakian hold $35,000 in Convertible Notes, 6% interest, 15% discount. $10,000 of notes convert at a $2,000,000 valuation and have a maturity date of 2/1/2024, and $25,000 of notes convert at a $6,000,000 valuation and have a maturity date of 10/30/2023.

- **Name of Entity:** Roubik Gregorian
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Roubik Gregorian is the father of co-founder Aris Gregorian.
  Material Terms: Roubik Gregorian holds $25,000 in Convertible notes with a maturity date of 2/1/2024, 6% interest, 15% discount and a valuation cap upon conversion of $2,000,000

- **Name of Entity:** Robert Farella
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Robert Farella is the brother-in-law of co-founder Aris Gregorian
  Material Terms: Robert Farella holds $12,500 of Convertible notes with a 6% interest, 15% discount, maturity date of 2/1/2024 and a conversion valuation of $2,000,000.

- **Name of Entity:** Per Suneby
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Per Suneby is a member of Statum Systems' Board of Directors and also serves as the part-time SVP of Corporate Development
  Material Terms: Per Suneby holds $25,000 of Convertible notes with a 6% interest, 15% discount, maturity date of 10/30/2024 and a conversion valuation of $4,000,000.

Valuation

Pre-Money Valuation: $6,289,608.00

Valuation Details:

Statum Systems (Company) determined its $6,289,608 pre-money valuation based on an analysis of the following data points:

The Company conducted a Reg CF campaign via StartEngine from Sept 2020 through February 2021, offering shares based on a $5,000,000 valuation. The Company has made substantial progress since that initial Reg CF offering, providing at least an additional $1.3m in value. These accomplishments which have increased the market value of Statum Systems include:

- Statum has developed and, in April 2022, has launched a no-fee limited version of StatumHEALTH called StatumHEALTH Community, or SHC. SHC can be downloaded by qualified medical users from the Apple and Google online stores. Over 20 new medical users downloaded the SHC app within the first week. This represents a strong start in gaining grass-roots market traction.

- Statum has been awarded three additional patents since the launch of the initial Reg CF campaign, now totaling four patents granted with six applications still in progress. These patents are foundation patents which protect the innovations behind StatumHEALTH and StatumCONNECT, and add substantial enterprise value.

- Statum has been accepted into the Baystate Health TechSpring program for our beta testing purposes. This is further evidence of market traction, adding to enterprise value.

- Statum continues to gain industry attention. In January 2022, Statum was named by CIO Review as a Most Promising Healthcare Solution Providers – 2022. This type of industry-wide visibility helps educate the market and creates awareness, adding to enterprise value.

- Statum successfully raised over $900,000 in convertible note financing since January 2021 at valuations ranging from $4,000,000 to $6,000,000, validating our enterprise value decisions.

- Statum has developed a web-based version of StatumHEALTH for use by browsers, complementing the iOS and Android mobile user interfaces. We believe this is a substantial increase in the intellectual property owned by Statum, increasing market value.

The Company set its valuation internally, without a formal-third party independent evaluation.

**The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:*

(i) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and

(ii) any shares reserved for issuance under a stock plan are issued.

***The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $2,250,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.*

Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Operations*
  96.5%
  We will use 96.5% of the minimum funding goal for StartEngine fees.

If we raise the over allotment amount of $534,999.60, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Research & Development*
  60.0%
  If the maximum funding goal is achieved, approximately 60% of the funds received will be applied to the development of the commercial release version of StatumHEALTH - both the software and hardware components. Specifically, these funds will pay the software and hardware designers, developers and testers working to incorporate beta client feedback and finalize the initial commercial release of StatumHEALTH.

- *Operations*
  15.0%
  If the maximum funding goal is achieved, approximately 15% of the funds received will be applied to pay company team members engaged to support the completion of beta testing with live clients at US medical centers and hospitals.

- *Marketing*
  21.5%
  If the maximum funding goal is achieved, approximately 21.5% of the funds received will be applied to the Company's sales & marketing initiatives, including recruiting the Company's initial sales team members to build its sales pipeline and close its initial wave of new clients.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.statumsystems.com/ (Our Form C-AR can be found at the bottom of the ABOUT section).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/statum-systems

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Statum Systems, Inc

[See attached]

STATUM SYSTEMS, INC.

FINANCIAL STATEMENTS
(UNAUDITED)

YEARS ENDED DECEMBER 31, 2021 AND 2020

STATUM SYSTEMS, INC.
INDEX TO FINANCIAL STATEMENTS (UNAUDITED)
YEAR ENDED DECEMBER 31, 2021

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Statum Systems, Inc.
Natick, Massachusetts

We have reviewed the accompanying financial statements of Statum Systems, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 1, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

April 12, 2022
Los Angeles, California

BALANCE SHEETS
DECEMBER 31, 2021 AND 2020

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	221,896	$	226,703
Prepaids and Other Current Assets		7,661		17,823
Total Current Assets		**229,557**		**244,526**
Property and Equipment, net		5,831		7,965
Total Assets	**$**	**235,388**	**$**	**252,491**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	41,911	$	55,342
Accrued interest payable		198,999		99,657
Advance on convertible notes payable		-		30,000
Deferred compensation liabilities		422,686		244,459
Paycheck Protection Program loan		-		59,500
Total Current Liabilities		**663,596**		**488,958**
Convertible Notes Payable		2,050,000		1,305,000
Debt Issuance Costs		(288)		(3,742)
Total Liabilities		**2,713,308**		**1,790,216**
STOCKHOLDERS EQUITY				
Common Stock		42		42
Equity Issuance Cost		(34,655)		(28,833)
Additional Paid in Capital		386,915		177,457
Retained Earnings/(Accumulated Deficit)		(2,830,222)		(1,686,391)
Total Stockholders' Equity		**(2,477,920)**		**(1,537,725)**
Total Liabilities and Stockholders' Equity	**$**	**235,388**	**$**	**252,491**

See accompanying notes to financial statements.

STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2021 AND 2020

For Fiscal Year Ended December 31,	**2021**	**2020**
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	769,117	515,690
Research and Development	307,321	244,890
Sales and Marketing	15,172	45,882
Total operating expenses	1,091,610	806,462
Operating Income/(Loss)	(1,091,610)	(806,462)
Interest Expense	111,852	70,381
Interest Income	(131)	(943)
Other Loss/(Income)	(59,500)	-
Income/(Loss) before provision for income taxes	(1,143,831)	(875,900)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (1,143,831)**	**$ (875,900)**

See accompanying notes to financial statements.

STATEMENTS OF CHANGES IN **STOCKHOLDERS'** DEFICIT
YEAR ENDED DECEMBER 31, 2021 AND 2020

(in , $US)	Common Stock		Additional Paid In Capital	Equity Issuance Cost	earnings/ (Accumulated Deficit)	Total Shareholder Equity
	Shares	Amount				
Balance—December 31, 2019	4,000,000	$ **40**	$ **70**	$ **-**	$ **(810,491)**	$ **(810,381)**
Issuance of Stock	191,169	2	177,387	(28,833)		148,556
Net income/(loss)					(875,900)	(875,900)
Balance—December 31, 2020	4,191,169	42	177,457	(28,833)	$ (1,686,391)	$ **(1,537,725)**
Issuance of Stock	46,500	0	43,228	(5,822)		37,406
Share-Based Compensation			166,230			166,230
Net income/(loss)					(1,143,831)	(1,143,831)
Balance—December 31, 2021	**4,237,669**	$ **42**	$ **386,915**	$ **(34,655)**	$ **(2,830,222)**	$ **(2,477,920)**

See accompanying notes to financial statements.

STATEMENTS OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2021 AND 2020

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (1,143,831)	$ (875,900)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of Property	2,134	2,133
Share-based Compensation	166,230	-
Amortization of debt issuance costs	3,454	6,253
Paycheck Protection Program loan forgiveness	(59,500)	
Changes in operating assets and liabilities:		
Prepaids and Other Current Assets	10,162	(17,823)
Accounts Payable	(13,431)	30,163
Deferred compensation liabilities	178,227	174,709
Accrued interest payable	99,342	64,128
Net cash provided/(used) by operating activities	**(757,213)**	**(616,337)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of Property and Equipment	-	-
Net cash provided/(used) in investing activities	**-**	**-**
CASH FLOW FROM FINANCING ACTIVITIES		
Capital Contribution	37,406	148,556
Proceeds from Paycheck Protection Program loan	-	59,500
Proceeds from advance on convertible note	(30,000)	30,000
Proceeds from convertible notes payable	745,000	530,000
Net cash provided/(used) by financing activities	**752,406**	**768,056**
Change in Cash	(4,807)	151,719
Cash—beginning of year	226,703	74,984
Cash—end of year	**$ 221,896**	**$ 226,703**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Issuance of equity in return for note	-	
Issuance of equity in return for accrued payroll and other liabilities		

See accompanying notes to financial statements.

NOTE 1 ORGANIZATION

Nature of Operations

Statum Systems Inc. (the Company) was incorporated on September 10, 2018, as Jybird Inc. On January 1, 2019, a restated article of incorporation was filed changing the name to Statum Systems Inc. The Company is developing a medical communication and collaboration platform to assist the health care industry with internal communication among doctors, nurses, allied health professionals, social workers, medical support staff, and patients.

Going Concern Uncertainty

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. There is substantial doubt about the Company's ability to continue as a going concern. The Company has incurred cumulative losses of $2,830,222 through December 31, 2021, and has consumed $757,213 of cash for operating activities during 2021. Management's plans to mitigate the conditions that give rise to this substantial doubt include plans to raise additional capital from equity and debt financing and plans to reduce or delay operating expenses.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The Company's cash equivalents consist of funds held in a money market account.

Equipment

Equipment is recorded at cost. Depreciation and amortization are computed using the straight-line method over the estimated useful lives of the assets, which are five years. Depreciation expenses were $2,134 and $2,133 for the year ended December 31, 2021, and 2020, respectively.

Debt Issuance Costs

The Company accounts for debt issuance costs on the balance sheets as a direct reduction from the carrying amount of the related debt liability (see Note 3).

Debt issuance costs are amortized to interest expense over the term of the debt using the straight-line method. Interest expense related to these items for the year ended December 31, 2021, and 2020 totaled $3,454 and $6,253, respectively.

Future amortization of debt issuance costs:

Year Ending December 31,	Amount
2022	$ 288

Income Taxes

The Company utilizes an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the period in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes in the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities. The Company has evaluated its tax position and determined that it has no uncertain tax positions as of December 31, 2021, and 2020.

Research and Development

Research and development costs are charged to expense when incurred and amounted to $307,822 and $244,890 for the years ended December 31, 2021, and 2020, respectively

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020 amounted to $15,172 and $45,882, which is included in sales and marketing expenses.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 LONG-TERM DEBT

Long-term debt for the years ended December 31 consists of:

	2021	2020
Notes Payable:		
Convertible notes payable - unrelated parties	$ 1,952,500	$ 1,242,500
Convertible notes payable - related parties	97,500	62,500
Debt issuance costs	(288)	(3,742)
Total Long-term Debt	$ 2,049,712	$ 1,301,258

Future principal payments are as follows:

Year Ending December 31,	Amount
2023	$ 540,000
2024	1,510,000
	$ 2,050,000

<u>Convertible Note</u>

In January 2022, following a resolution by the Company's Board of Directors, the noteholders approved a change in the maturity date of the $1,185,000 of notes due in 2022 from February 1, 2022, to February 1, 2024.

Below are the details of the convertible notes:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Valuation CAP	Dicount Rate	For the Year Ended December 2021 Interest Expense	For the Year Ended December 2021 Accrued Interest	For the Year Ended December 2021 Total Indebtedness	For the Year Ended December 2020 Interest Expense	For the Year Ended December 2020 Accrued Interest	For the Year Ended December 2020 Total Indebtedness
2019 Seed -Convertible Notes	$ 775,000	6.00%	Fiscal Year 2019	$ 2,000,000	15%	46,500	128,783	775,000	46,500	82,283	775,000
2020 Seed -Convertible Notes	$ 410,000	6.00%	Fiscal Year 2020	$ 2,000,000	15%	24,600	41,072	410,000	16,472	16,472	410,000
2020 Seed -Convertible Notes	$ 120,000	6.00%	Fiscal Year 2020	$ 6,000,000	15%	7,200	8,102	120,000	902	902	120,000
2021 Seed -Convertible Notes	$ 420,000	6.00%	Fiscal Year 2021	$ 6,000,000	15%	17,441	17,441	420,000	-	-	-
2021 Seed -Convertible Notes	$ 325,000	6.00%	Fiscal Year 2021	$ 4,000,000	15%	3,601	3,601	325,000			
Total	$ 2,050,000					$ 99,342	$ 198,999	$ 2,050,000	$ 63,874	$ 99,657	$ 1,305,000

During 2021, The Company issued $745,000 of unsecured convertible notes in five tranches: $215,000 in the January tranche; $25,000 in the April tranche; $100,000 in the June tranche; $80,000 in the October tranche and $325,000 in the November tranche. Included in the $745,000 of notes issued, $10,000 of notes were issued to a family member of one of the founders and major stockholders of the Company on December 31, 2021, and 2020, respectively; and $25,000 were issued to a member of the Company's Board of Directors.

As noted in Note 8, the Company issued an additional $200,000 of unsecured convertible notes in a January 2022 tranche.

During 2020, the Company issued $530,000 of unsecured convertible notes in three tranches; $175,000 in the January tranche; $235,000 in the July/August tranche; and $120,000 in the October tranche. Included in the $530,000 of notes issued, $52,500 and $10,000 of notes were issued to family members of two of the founders and major stockholders of the Company, respectively.

All of the issued convertible notes accrue interest at 6% per annum. The Company accrued interest of $198,999 and $99,657 on the convertible notes payable on December 31, 2021, and 2020, respectively. Unless converted into shares of the Company's stock as described below, unpaid principal and unpaid accrued interest is due and payable at the maturity date of the respective notes. In the event of default as defined in the note agreements, all unpaid principal and unpaid accrued interest become due and payable immediately.

Automatic Conversion upon a Qualified Equity Financing

For all convertible notes issued prior to October 2020, in the event the Company sells shares of its Preferred Stock in an amount of at least $2,000,000 (Qualified Equity Financing) prior to February 1, 2022 (Maturity Date), all principal and accrued but unpaid interest shall automatically convert into Preferred Stock of the same series issued in such Qualified Equity Financing, at a conversion price that is equal to the lessor of (1) the price per share paid by the other purchasers of the preferred stock sold in the Qualified Equity Financing multiplied by eighty-five percent (85%) or (2) the price per share obtained by dividing $2,000,000 by the Company's fully-diluted capitalization immediately prior to such Qualified Equity Financing assuming exercise or conversion of all convertible securities of the Company but excluding any shares issuable upon conversion of the convertible notes.

For convertible notes issued in the October 2020 tranche through the October 2021 tranche, the maturity date is defined as October 30, 2023, and the amount for the purpose of part (2) ofthe conversion price calculation described above is $6,000,000.

For convertible notes issued in the November 2021 tranche, the maturity date is defined as October 30, 2024, and the amount for the purpose of part (2) of the conversion price calculation described above is $4,000,000.

Optional Conversion

For all convertible notes issued prior to October 2020, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convertall of the unpaid principal and accrued interest on their convertible notes into a number of fullypaid and nonassessable shares of the Company's Capital Stock consisting of Preferred Stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the Preferred Stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $2,000,000 by the Company's fully-diluted capitalization on an as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

For convertible notes issued in the July/August 2020 tranche only, the note holders have an option to convert these notes into Common Shares of the Company at the value indicated in section 1 (c) of the Amended and Restated Convertible Promissory Note, if at the maturity date of said note (July 1, 2022), there have been no events that qualify for conversion of the notes into preferred shares of the Company.

For convertible notes issued in the October 2020 tranche and subsequent tranches through the October 2021 tranche, in the event the Company sells shares of a series of its Preferred Stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $6,000,000 by the Company's fully diluted capitalization on as as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

For convertible notes issued in the November 2021 tranche, in the event the Company sells shares of a series of its preferred stock in any transaction or series of transactions (Nonqualified Financing) that does not qualify as a Qualified Equity Financing prior to the maturity date or the conversion of all of the principal and accrued but unpaid interest under the note pursuant to a Qualified Equity Financing, the note holders (Holders), may, at their sole discretion, convert all of the unpaid principal and accrued interest on their convertible notes into a number of fully paid and nonassessable shares of the Company's capital stock consisting of preferred stock of the same series offered in such Nonqualified Financing (Optional Conversion Shares) at the lessor of the price per share paid by the other purchasers of the preferred stock sold in the Nonqualified Financing multiplied by eighty-five percent (85%) or the price per share determined by dividing $4,000,000 by the Company's fully-diluted capitalization on an as-converted basis immediately prior to such Nonqualified Financing, assuming exercise or conversation of all convertible securities of the Company and excluding any shares issuable upon conversion of the notes.

<u>Conversion on Change of Control</u>

For all convertible notes issued prior to October 2020, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the maturity date, then upon the written election of the holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing two $2,000,000 by the Company's fully diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

For convertible notes issued in the October 2020 through October 2021 tranches, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the Maturity Date (October 30, 2023), then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's common stock, at a price per share obtained by dividing $6,000,000 by the Company's fully diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

For convertible notes issued in the November 2021 tranche, if the Company consummates a change of control prior to the earlier to occur of the payment in full or conversion of the convertible notes and the maturity date (October 30, 2023), then upon the written election of the Holder, the outstanding principal amount of the note, plus all accrued and unpaid interest hereon shall convert into shares of the Company's Common Stock, at a price per share obtained by dividing $4,000,000 by the Company's fully-diluted capitalization immediately prior to the closing of such Change of Control, assuming exercise or conversion of all convertible securities of the Company and excluding any shares issuable upon conversion of the note or any other outstanding convertible promissory notes issued by the Company.

Loan Payable

Also, during 2020, the Company received a loan from a bank under the CARES Act Paycheck Protection Program ("PPP") in the amount of $59,500. The proceeds were secured to fund payroll, rent, and utilities. The original loan agreement was written prior to the PPP Flexibility Act of 2020 (June 5, 2020) and was due over twenty-four months and deferred for six months.

Subsequent to this, the law changed the loan deferral terms retroactively. The PPP Flexibility Act and subsequent regulations supersede the loan agreement. The PPP Loan bears interest at a fixed rate of 1.0% per annum, has a term of two years, and is unsecured and guaranteed by the U.S. Small Business Administration (SBA). The Company is following, Accounting Standards Codification ("ASC") 470, Debt, to account or the initial receipts related to the PPP loan. The Company received confirmation in January2021 that the loan and any accrued interest was forgiven. The forgiveness has been reflectedas other income in the statement of operations.

NOTE 4 **STOCKHOLDERS'** DEFICIT

On June 23, 2020, the shareholders approved an increase in the authorized Common Stock from 100,000 shares to 10,000,000 shares, reduced the par value of Common Stock from $0.01 to $0.00001 per share, and approved a one thousand-for-one Common Stock split. All references to shares in financial statements reflect the stock split. Common Shares issued and outstanding as of December 31, 2021, and 2020 were 4,237,669 and 4,191,169, respectively.

During 2020, the Company issued 191,169 shares of its Common Stock via a crowdfunding issuance at an average price per share of $0.9279 before issuance costs. In January 2021, the Company issued 46,500 additional shares of Common Stock under the terms of the crowdfunding offering that began in September 2020, for a total of 237,669 shares of Common Stock issued pursuant to the crowdfunding offering. Each subscriber to the crowdfunding offering irrevocablyagreed to appoint the Company's chief executive officer as the subscriber's true and lawful proxy with the power to act alone and with full power of substitution to, among other things, vote the subscribers securities.

Stock Option and Grant Plan

In 2019, the Company established the Statum Systems Inc. 2019 Stock Option and Grant Plan (the "Plan"). The Plan provides for the grant of incentive stock options, nonqualified stock options, shares of restricted stock, stock issuances and other equity interests or awards to the Company's employees, officers, directors, consultants, and advisors to purchase up to

1,000,000 shares of its Common Stock, or the equivalent of such number of shares after the Company has interpreted the effect of any stock split, stock dividend, combination, or recapitalization. Option awards are generally granted with an exercise price equal to the fair value of the stock at the date of grant and have contractual terms of ten years.

At December 31, 2021, there were 879,520 shares granted, 93,581 shares reserved for incentive-based grants and 26,899 shares available for issuance under the Plan.

The Black-Scholes option-pricing model was used to estimate the fair value of stock options granted during the year ended December 31, 2021, with the following weighted average assumptions:

Risk-free interest rate	0.90%
Expected term (in years)	6.25
Expected volatility	64%
Expected dividend yield	0%

For the year ended December 31, 2021, management engaged an independent third-party valuation firm to provide an estimate of the fair value of its Common Stock. The fair value of Common Stock was determined considering a number of objective and subjective factors, including valuations of comparable companies, operating and financial performance, the lack of liquidity of the Company's Common Stock and the general and industry-specific economic outlook.

The Company estimates its expected stock volatility based on the historical volatility of a publicly traded set of peer companies. Due to the lack of historical exercise history, the expected term of the Company's stock options has been determined using the "simplified" method for awards. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is zero based on the fact that the Company has never paid cash dividends and does not expect to pay any cash dividends in the foreseeable future.

A summary of option activity under the Plan is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (Years)
Outstanding at December 31, 2020	-	$ -	-
Granted	879,520	0.63	
Exercised	-	-	
Forfeited	-	-	
Expired	-	-	
Outstanding at December 31, 2021	879,520	$ 0.63	9.07

Exercisable on December 31, 2021	421,177	$	0.63	9.07

As of December 31, 2021, there was approximately $159,700 of unrecognized compensation expenses related to share-based compensation arrangements granted under the Plan which is expected to be recognized over a weighted average period of approximately three years.

The weighted-average grant date fair value of options granted during the year ended December 31, 2021, was $0.37. The Company did not grant any options during the year ended December 31, 2020.

The Company recorded stock-based compensation expense related to stock options in the following expense categories in its statements of operations for the periods shown:

	Year Ended December 31, 2021	Year Ended December 31, 2020
General and administrative	$ 148,271	$ -
Research and development	17,959	-
Total stock-based compensation	$ 166,230	$ -

NOTE 5 DEFERRED COMPENSATION PLANS

The Company entered into agreements with four employees who are also on the Board of Directors of the Company plus one advisor to the Company to defer payment of a portion of their compensation until the Company raises at least $2,000,000 in Series A financing, immediately after which the total amount of deferred compensation will be payable in either cash or equity, at the individual's option. If payment in cash is elected, the Company has the right to pay the amount owed over six equal monthly payments. On December 31, 2021 and December 31, 2020, the Company has recorded current liabilities of $422,686 and $244,459, respectively, for unpaid compensation under these agreements.

NOTE 6 INCOME TAXES

The net deferred tax asset (liability) on December 31 consisted on the following components:

	2021	2020
Depreciation and amortization	$ (2,000)	$ (2,000)
Net operating loss carryforwards	610,000	370,000
Total	608,000	368,000
Valuation allowance	(608,000)	(368,000)
Total deferred tax assets	$ -	$ -

On December 31, 2021 and 2020 the Company has federal net operating loss carryforwards for income tax purposes of approximately $2,445,000 and $1,302,000, respectively which are carried forward indefinitely. As of December 31, 2021, and 2020, the Company has state net operating loss carryforwards for income tax purposes of approximately $2,450,000 and $1,309,500, respectively, which expire at various times through the year 2041.

Deferred income taxes have not been presented in these financial statements as management believes that the future benefit of operating loss carryforwards is dependent on the Company's ability to generate future taxable income, which is uncertain. Management has, therefore, recorded a valuation allowance in both years presented equal to the deferred tax asset.

The Company is subject to a minimum corporation income tax in the Commonwealth of Massachusetts and the State of Florida; however, no amounts have been accrued on December 31, 2021, and 2020 as management deems the amount immaterial.

NOTE 7 RELATED PARTY TRANSACTIONS

The Company occupies office space that is leased by one of its founders and principal shareholders. Under the terms of the arrangement, the Company pays rent when and if it has sufficient cash flow to do so. There is no formal agreement, and the Company has no obligation to make rent payments. During 2021 and 2020, the Company made payments of $7,000 and $7,000 which is recorded in the accounts as rent expense. See Note 8.

During 2021 and 2020 the Company issued $10,000 and $52,500 respectively of Convertible Notes Payable to relatives of the Company's founders and significant shareholders. In 2021, the Company issued $25,000 of Convertible Notes Payable to a member of the Board of Directors. The Company incurred $4,597 and $3,109 of interest expense to related parties during 2021 and 2020, respectively. Included in accrued interest payable on December 31, 2021, and 2020 is $8,213 and $3,643 owed to related parties.

During 2020, family members of various founders and members of the Board of Directors subscribed to the Company's issuance of Common Shares sold through the crowdfunding event on terms identical to those of the other subscribers. These purchases ranged in amount between $250 and $2,500.

NOTE 8 SUBSEQUENT EVENTS

In January 2022, following a resolution by the Company's Board of Directors, the noteholders approved a change in the maturity date of the $1,185,000 of notes due in 2022 from February 1, 2022, to February 1, 2024.

In January 2022, the Company issued an additional $200,000 of convertible notes payable under terms identical to the notes issued in the November 2021 tranche.

In February 2022, the Company issued 3,671 shares of Common Stock as fees to Start Engine under the terms of the crowdfunding offering that began in September 2020.

In February 2022, the lease for the office space described in Note 7 was amended and the term was extended through November 30, 2023.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Statum Systems Inc 2

Smart Communications. Superior Care.



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StatumHEALTH™
A single platform to unify healthcare communication.
All from your smartphone.
STATUM
SYSTEMS

Website | Natick, MA | SOFTWARE & SERVICES

Statum Systems is simplifying collaboration and communication in hospitals with a unified, cloud-based SAAS platform that can allow healthcare workers to communicate to each other via smartphones, tablets, or computers. Developed to address today's fragmented state of medical communications, StatumHEALTH aims to help minimize medical errors by streamlining the patient care and emergency medical response process for clinicians and healthcare staff. Statum Systems is pre-revenue, with the StatumHEALTH platform currently in beta testing.

$0.00 raised

$229,632 previously crowdfunded

0 Investors	$6.29M Valuation
$1.20 Price per Share	$249.60 Min. Investment
Common Shares Offered	Equity Offering Type
$535K Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- StatumHEALTH™, created by doctors for doctors, is a medical Unified Communications & Collaboration (UCC) platform designed to improve patient care. Our founders "walk the talk" - we understand what is required to alleviate the administrative burden from caregivers and reduce communications errors and delays in a patient-centric manner. Our next generation solution is protected by multiple patents.
- Most hospitals and medical centers need financial relief. Medical errors are very costly to hospitals and medical centers. Recent studies have found that up to 80% of medical errors are the result of miscommunications, with the annual cost of medical miscommunications estimated at over $11B dollars.*
- We're getting ready to finish testing, launch commercially and start to scale the business. StatumHEALTH™, is currently is currently being tested at Baystate Health, a five hospital medical center with over 12,000 employees based in Massachusetts.

*Information provided by Kampf, Schiavone & Associates and Fierce Healthcare (source / source)

Smart Communications, Superior Care

Despite modern advancements of the medical industry, the communication systems on which many doctors rely is woefully archaic. Medical communications are still **clunky, disconnected, and decades behind**, with unintegrated technology like pagers still being heavily relied upon today.



We are bringing the medical communications industry into the 21st century
Statum Systems created a cloud-based platform that can streamline care team workflows and minimize communication errors & delays.
Welcome to Statum
Log in

The above graphic contains images of our beta app which is currently not available for general use.

To address this problem, Statum Systems created **StatumHEALTH™**, a cloud-based all-in-one platform that can allow medical workers to communicate with each other via smartphones, tablets, or computers. StatumHEALTH™ can streamline care team workflows, minimize communication errors and delays, and turn beds faster, through a single HIPAA-compliant and secure platform.

THE PROBLEM

Today's medical communications are fragmented, threatening patient lives

It goes without saying that doctors have a narrow margin for error, which is why we were disheartened to discover that **as much as 80% of medical errors were caused by communication errors** (source). Not only is there a human value connected with this problem, but it also carries a heavy financial cost to hospitals and medical centers, who estimate **losses of up to $11 billion every year due to miscommunication** (source).


80% of medical errors
were caused by communication issues, costing hospitals and medical centers up to an estimated $11B every year.

(source, source)

Doctors throughout the country still rely on pagers due to their dependable low-frequency broadcast signals, yet these devices are not connected to other communication systems such as a hospital directory. This translates to extra steps being needed to respond, and in some cases, additional time that can't be spared.


A Message from our Co-Founder
Arman Serebrakian, MD, MS, OLY
STATUM
00:32

The industry is wrought with single-purpose communications channels like these. In on our founder's hands-on experience, caregivers can be forced to learn sometimes **up to 20 or more different systems for a single hospital**. Clinicians juggle various devices and software applications to stay up to date, and when mistakes happen, communications get missed, delayed, or sent to the wrong places.

Despite being one of the most essential industries on the planet, **the medical industry still lacks a unified and comprehensive communication platform**.

THE SOLUTION

Statum Systems streamlines secure clinical communications & collaboration

StatumHEALTH™ can allow all clinicians, administrators, and hospital staff to **collaborate and communicate from a single device**, such as a smartphone, tablet, or computer. Our platform optimizes the best of dedicated text messaging, voice communication, and cloud-based systems into **a reliable, HIPAA-compliant, encrypted, and secure platform**.


Patient Care Sessions Collaboration Platform
Dynamic Directory
Hospital Systems
WiFi
Cellular
Hospital Enterprise Systems EHR, etc
Scheduling, Imaging Systems
TeleHealth Systems
Optional StatumCONNECT™ in ID Badge Holder Form Factor
STATUM

**The above graphic contains images of our beta app which is currently not available for general use.*

StatumHEALTH™ can integrate with electronic medical record systems, hospital directories, and other key medical center systems, **covering all forms of communication**, such as voice, video, text, wireless, pager, WiFi, and cellular.

One of StatumHEALTH's key benefits is streamlining the workflow involving medical communications. It can provide a unique, dedicated collaboration space for every patient where care team members can share information, conduct consults or hold telemedicine sessions. We call this space the **Statum Patient Session**.


Manage your daily patient-related activies through StatumHEALTH™
Alert team members of new developments
Share key patient data
Perform quick consultations
Hold telemedicine visits
Back
Notifications
My Unread Threads
Code Team Alert
Create an Alert

**The above graphic contains images of our beta app which is currently not available for general use.*

Statum Collaboration Sessions are peer-to-peer collaboration spaces enabling each patient's care teams to keep each other up to date with minimal effort. Alert team members of new developments or share key patient data, all with highly customizable alert and notification settings to ensure each user has the right amount of information at any given time. Clinicians will always be able to connect with the right person, whenever you need them.

Additionally, we created **StatumCONNECT™**, an optional ID Badge holder for pager users that captures low-frequency pager signals, ensuring caregiver connectivity even when WiFi or cell service is unavailable.

With our software-as-a-service subscription model, each client will pay a monthly subscription fee ranging from $10 to $20 for each user of the StatumHEALTH™ platform, forming the basis of our future recurring revenue stream. We charge an additional recurring fee for clients that also use StatumCONNECT™, or for users that opt to only do pager replacement using StatumCONNECT™.


Software-as-a-Service
Subscription Model
Monthly
Subscription Fee
$10-20
Per user on the platform
Professional Services Fee
$10k-100k
Based on size of institution

We expect to receive professional services fees, ranging from $10,000 - $100,000 per client, depending on the size and complexity of each institution, for the implementation of the system and integration to the client's electronic medical records (EHR), internal directory and other internal systems.

THE MARKET

The medical industry is lacking a secure, all-in-one, & HIPAA-compliant platform

The worldwide demand for new healthcare technology is growing, with the **Global Market for Clinical Communication and Collaboration Systems** expected to reach **$5B by 2027** (source).


The worldwide demand for new healthcare technology is growing.
$5B
Expected value of the Global Market for Clinical Communication and Collaboration Systems by 2027.

(source)

Statum's immediate target market includes the **over 6,000+ hospitals and medical centers in the U.S.** (source). In the future, Statum Systems plans to expand to international medical markets, including the 5,400 hospitals in Canada and Mexico, as well as the more than 8,000 hospitals in Western Europe (source).

We understand the dire need for a platform like Statum Systems because many of the founders of our company are hands-on practitioners. If there ever were a group of people who could empathize with the frustrations and inadequacies of the status quo, it would be us. When paired with the tech industry experience brought to the table by Statum's leadership team, this direct knowledge of the medical industry is what gives us the confidence to say that our product has the potential to revolutionize hospital workflow.

OUR TRACTION

Four awarded patents & now beta-testing at a five-hospital medical center

The timing for Statum's introduction to the world couldn't be better. Statum has been awarded four patents for our innovative technology, with six more patents that are being reviewed. Moreover, Statum was also honored as one of the "Most Promising Healthcare Solution Providers" for 2022 by CIO Review (source), as well as "Top Patient Engagement Solution Provider" in 2020 by Healthcare Tech Outlook (source).



Statum Systems is gaining the attention of the healthcare technology community
Awarded four patents for our innovative technology
Six additional patents currently being reviewed
Honored as one of the "Most Promising Healthcare Solution Providers" for 2022 by CIO Review
Recognized by Helathcare Tech Outlook in 2020, "Top Patient Engagement Solution Provider"
StatumHEALTH™ is being beta-tested at Baystate Health, a five-hospital medical center in MA

(source, source, source)

Baystate Health, a five hospital network in Massachusetts, is currently beta-testing StatumHEALTH™ to assure the integrity of the platform as it gets exposed to patient information. This partnership is a major step in our journey to revolutionize medical communication. (source)

"A secure unified medical communications and collaboration system (UCC) like Statum's could help us reduce the admin burden on our physicians and care team members, streamline workflows and minimize clinical team member burnout - especially now going into a third year with COVID."

- Joe Diver

Director Digital Transformation, Baystate Health
Innovation Strategist, Baystate Health Innovation Center

"If we can provide our care team members a team-based communications system enabling care coordination and access to patient data alerts, it would be a game changer. We are excited to be testing the Statum system to deliver this solution!"

- Kathaleen Barker, MD FACOG

Assistant Professor of OB/GYN at UMMS-Baystate
Medical Director of Informatics for Women's Health
Medical Director of WETU
Associate Director of Obstetrics

**These testimonials may not be representative of the experience of other customers and is not a guarantee of future performance or success.*

WHY INVEST

We're solving a critically important problem in today's medical community

Clinical workers deal with a multitude of problems on a daily basis and communication shouldn't be one of them. We believe Statum Systems is critical to the evolution of medical communication services because it will allow caregivers to focus on their most important job: helping patients.

The medical communication industry is long overdue for an overhaul, and we believe Statum Systems has the tech and the team to elevate the status quo. Help us help caregivers and become a shareholder in Statum Systems today.



We believe Statum Systems is critical to the evolution of medical communication
Help us help caregivers and become a shareholder in Statum Systems today.

September 2018
Our Company is formed
The first step to turn concept into reality

January 2019
Our first seed financing
Initial investment to start building our the company and our solution

January 2020
First test version of StatumHEALTH software
First messages sent over StatumHEALTH

March 2020
Initial Statum-CONNECT prototype device
First pager message received by early prototype of StatumCONNECT

September 2020
Launched our first campaign on StartEngine
Our First Crowdfunding event

April 2021
Statum-Baystate TechSpring Agreement
Opens door for future testing of Statum products in Baystate's clinical settings.

October 2021
StatumHEALTH Connects to its first electronic medical records systems
Integration with Cerner EHR developed at Baystate Health test environment

February 2022
Beta version of StatumHEALTH available
Beta version complete and ready for testing

April 2022
Statum develops StatumHEALTH Community Edition
No-fee limited version of StatumHEALTH available on app stores for qualified medical personnel.

May 2022
Launch of Statum's second Reg CF Campaign on StartEngine
Second crowdfunding campaign kickoff

June 2022
Anticipated completion of StatumHEALTH web application layer
StatumHEALTH web app enabling use from major browsers to complement smartphone user interfaces.

December 2022
Planned commercial Release for StatumHEALTH
First commercial download of StatumHEALTH by a medical client

Meet Our Team



Fred Lizza

CEO, Director

Fred Lizza is a serial technology company CEO, having led six prior companies ranging in size from pre-revenue startups to $100 million+ in revenue. His experience includes leading a company to its IPO, acquiring businesses to accelerate growth and launching new technologies.



Ara Nazarian, Ph.D

Co-Founder, Director

Ara Nazarian has a Ph.D in biomedical engineering and is Associate Professor at Harvard Medical School, where he is Director of the Nazarian Lab. A passionate entrepreneur, he has co-founded numerous other businesses including Ortholevo, Verispellis and OstyMeditech

He currently services Statum part-time in his role with the company.



Arman Serebrakian, MD

Co-Founder, Director

Arman Serebrakian is a consultant for Statum Systems. Arman Serebrakian works 6-8 hours per week at Statum Systems.

Arman Serebrakian is a resident surgeon in plastic and reconstructive surgery at a leading Boston area medical center. Dr. Serebrakian is a daily user of the hospital communications systems in need of improvement. Dr. Serebrakian competed in the 2014 Sochi Olympics in alpine skiing.



Stephen Okajima

Chief Technology Officer, Director

Stephen Okajima has degrees in biomedical engineering and computer science. He leads Statum Systems' product development efforts.



Per Suneby

SVP of Corporate Development, Director

Per Suneby is a Director and also functions as the Head of Corporate Development for Statum Systems. Mr. Suneby is a noted advisor to early stage technology companies with a record of successful innovation. He has held numerous roles, including CEO. Mr. Suneby has an MBA from Harvard Business School.

He currently services 12 hours per week in his role with the company.

Offering Summary

Company :	Statum Systems, Inc
Corporate Address :	8 Pleasant Street South, Natick, MA 01760
Offering Minimum :	$9,999.60
Offering Maximum :	$534,999.60
Minimum Investment Amount (per investor) :	$249.60

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	8,333
Maximum Number of Shares Offered	445,833
Price per Share	$1.20
Pre-Money Valuation	$6,289,608.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incenctives and Bonsuses

Loyalty Bonus (Audience Based Perk):

Investors that participated in the first Statum campaign on StartEngine get 10% bonus shares.

Time-Based:

Friends and Family Early Birds

Invest within the first 5 days and receive 15% bonus shares

Super Early Bird Bonus

Invest within the first 10 days and receive 10% bonus shares

Early Bird Bonus

Invest within the first 15 days and receive 5% bonus shares

Amount-Based:

$500+

Bronze

Invest $500+ to receive 2% bonus shares

$750+

Silver

Invest $750+ to receive 3% bonus shares

$1,000+

Gold

Invest $1,000+ to receive 5% bonus shares

$5,000+

Platinum

Invest $5,000+ to receive 10% bonus shares and membership in the Statum Investors Club. Members receive written quarterly investor updates from the Statum management team, and an annual management online webinar with open Q&A for club members.

$25,000+

Diamond

Invest $25,000+ to receive 15% bonus shares and a one day ski clinic with Statum Systems Co-Founder and Olympic downhill ski racer Dr. Arman Serebrakian.

Terms: Investor is responsible for own travel & living expenses. Statum provides the lift ticket, lunch and a one day on-slope clinic with Dr. Arman Serebrakian. Date and location to be mutually agreed between investor and Dr. Serebrakian.

**All perks occur when the offering is completed.*

The 10% Bonus for StartEngine Shareholders

Statum Systems Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of common stock at $1.20/ share, you will receive and own 110 shares for $120.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus and the Loyalty Bonus (Investors that participated in the first Statum campaign on StartEngine get 10% bonus shares) in addition to the aforementioned bonus.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments.

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Story - 'The Problem'

[Scene: Dr. Serebrakian walking through unidentified hospital corrider]

I am a surgical resident at one of the leading academic medical centers in the country. We're dealing with COVID, just like everyone else, and trying to take care of our patients. Communication is key.

[Scene: Dr. Serebrakian removes mask and speaks directly into camera]

Our patients deserve our full efforts and our collaborative brilliance,

[Scene: Dr. Serebrakian holds up a traditional pager device to camera]

and it simply isn't able to be provided with technology from the 1950's.

{Scene: Dr.. Serebrakian resumes walking in hospital corrider]

Hello, my name is Arman Serebrakian and I'm a co-founder of Statum Systems because its time to modernize how healthcare workers communicate, collaborate and connect with one another.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

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Information Regarding Length of Time of Offering

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